Filed by Petrohawk Energy Corporation (Commission File No. 000-25717) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Mission Resources Corporation (Commission File No. 000-09498) The following is a Petrohawk Energy Corporation slide presentation first presented on April 20, 2005 at the IPAA OGIS Conference:

IPAA OGIS Conference April 20, 2005

Forward-looking statements
Petrohawk Energy Corporation
Management Team
Petrohawk's Strategy for Building Value
Building Petrohawk
Historical Acquisition Pricing vs. Blended Strip
Acquisition / Divestment Comparison
Property Overview
Petrohawk + Mission - An Exciting New E&P Company
Mission Fits Petrohawk's Strategy
Deal Terms
Great Assets in a New E&P Company...
... With an Aggressive, Balanced Drilling Program
Pro Forma Outlook for 2005
Pro Forma Capitalization
Pro Forma Hedging Overview
Pro Forma Ownership Summary
HAWK + MSSN Assets = Quality and Opportunity
Petrohawk Current Drilling Highlights
Mission Current Drilling Highlights
South Texas
South Texas - La Reforma Field
Gulf Coast
Gulf Coast - Gueydan Field
Permian
Anadarko
East Texas / North Louisiana Basin
Arkoma
Summary
Petrohawk Corporate Information

Forward-looking statements This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Petrohawk's and Mission's current expectations and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include, without limitation, 1) the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting objectives; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility of future regulatory or legislative actions; 7) the volatility in prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Petrohawk and Mission. Petrohawk and Mission assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law. Petrohawk and Mission will file materials relating to the acquisition with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and Mission are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, Mission and the acquisition. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission's website at www.mrcorp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition. In connection with the proposed merger between Petrohawk and Mission (the "Merger"), the parties intend to soon file with the SEC a joint proxy statement/prospectus on Form S-4. The proxy statement/prospectus will contain important information about the Merger. Upon filing, these materials will not yet be final and will be amended. Investors and security holders of Petrohawk and Mission are urged to read the joint proxy statement/prospectus when filed, and any other relevant materials filed by Petrohawk or Mission because they contain, or will contain, important information about Petrohawk, Mission and the Merger. The preliminary materials to be filed, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Petrrohawk or Mission with the SEC may be obtained for free at the SEC's website at http://www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at http://www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission's website at http://www.mrcorp.com. Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Mission and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in its annual report on Form 10-K/A, which was filed with the SEC on April 12, 2005.

Petrohawk Energy Corporation NASDAQ: HAWK Houston, Texas

Management Team

Experienced management team with significant investment in the Company

Floyd C. Wilson *Chairman, President and CEO*	▪ Former Chairman, CEO and founder of 3TEC Energy ▪ Proven track record of building companies and shareholder value ▪ Over 30 years of energy industry experience
Shane M. Bayless *VP, CFO and Treasurer*	▪ Former VP – Controller and Treasurer of 3TEC Energy ▪ Over 15 years of energy industry and public accounting experience ▪ Controller with Encore Acquisition Co. and Hugoton Energy
Larry L. Helm *Chief Administrative Officer*	▪ Former EVP – Middle Market Banking with Bank One ▪ Over 30 years commercial banking experience, primarily in energy ▪ Former director of 3TEC Energy
Steve W. Herod *VP – Corporate Development*	▪ Former EVP – Corporate Development and director of 3TEC Energy ▪ Over 20 years of energy industry experience ▪ President of Shore Oil until its merger with predecessor to 3TEC Energy
Richard H. Smith *VP - Land*	▪ Former land manager with Unocal ▪ Previously with Basin Exploration and Norcen Explorer ▪ Over 20 years of energy industry experience
Richard K. Stoneburner *VP - Exploration*	▪ Former VP – Exploration of 3TEC Energy ▪ Over 25 years of energy industry experience, including Hugoton Energy ▪ Substantial exploration and exploitation track record

- **Seasoned technical staff with extensive experience working together**
- **Significant experience in the public company environment**
- **Highly regarded financial sponsors EnCap Investments, LP and Liberty Energy Holdings, LLC**

5

Petrohawk's Strategy for Building Value Acquire quality properties in privately negotiated transactions Properties in core areas with substantial upside Divest non-strategic assets Build significant drilling program Accelerate property development Meaningful exploration exposure Raise appropriate capital Access to equity and debt markets Hedging is part of our business plan Balance sheet discipline is important to eventual sale Build to Sell Take advantage of the transactional nature of our business

\

Building Petrohawk ~

Historical Acquisition Pricing vs. Blended Strip Acquisitions trade at a significant discount to strip price Hedging markets provide opportunities to secure high operating margins Favorable environment for asset sales 1 70% gas / 30% oil Blended Strip (70%/30%)1 Acquisition Pricing $1.72 $5.34 Source: Petrie Parkman database; Bloomberg

Acquisition / Divestment Comparison

Property Overview Arkoma 9% 4.5 MMcfe/d At December 31, 2004 pro forma for sale of royalty interests and acquisition of Proton Energy based on SEC pricing of $43.58 and $6.20 Production as of 4/9/05 51 Bcfe 220 Bcfe Total Proved Reserves 72% proved developed, 73% gas 62 MMcfe / day current production 19 Bcfe 36 Bcfe 20 Bcfe 26 Bcfe 62 Bcfe E. Texas / N. Louisiana 9% 3.2 MMcfe/d Gulf Coast 12% 9.2 MMcfe/d South Texas 19.7 MMcfe/d Permian 16% 8.7 MMcfe/d Anadarko 23% 12.8 MMcfe/d Other Basins 6 Bcfe / 3% 3.9 MMcfe/d

Announced April 4, 2005

Petrohawk + Mission - An Exciting New E&P Company Arkoma 4% 4 MMcfe/d 53 Bcfe 446 Bcfe Total Proved Reserves 75% proved developed, 67% gas 130 MMcfe / day current production 19 Bcfe 20 Bcfe E. Texas / N. Louisiana 4% 3 MMcfe/d Gulf Coast / GOM 21% 51 MMcfe/d Permian 43% 33 MMcfe/d Anadarko 12% 13 MMcfe/d Other Basins 6 Bcfe / 1% 5 MMcfe/d 191 Bcfe 64 Bcfe 93 Bcfe S. Texas 14% 21 MMcfe/d At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Mission Fits Petrohawk's Strategy Value Transaction is immediately accretive to cash flow, production, reserves and NAV Reasonable leverage for substantially enhanced operating platform Non-core property divestments and cash flow will further strengthen balance sheet Hedging program to achieve financial goals and protect downside Property Complementary locations and drilling programs: Gulf Coast major fields La Reforma, Dry Hollow, Lions, Heard Ranch in South Texas Gueydan, Broussard, Reddell, N. Leroy in South Louisiana High Island, Eugene Island, S. Marsh Island in Gulf of Mexico Permian major fields Jalmat, Waddell Ranch, TXL, Goldsmith, Wasson Both companies focus capital programs on accelerated development drilling with meaningful exposure to exploratory upside Mission adds 3-D seismic evaluated prospects to the HAWK inventory in South Texas / Gulf Coast areas People Petrohawk management ability to acquire, divest and lower costs to enhance the portfolio Combined technical staffs have identified and are aggressively pursuing development and exploration opportunities in across the property base Integration of Sarbanes 404-compliant organization

Deal Terms Consideration: $8.15/share 40% Cash - $3.26/share, $135 MM total 60% Stock - 19.2 million shares, exchange ratio based on HAWK trading 20 day weighted average closing price ending April 1 ($10.56) Exchange ratio calculation: HAWK @ $10.56 = 8.15/10.56 = .7718 .7718 x .60 = .4631 / share of HAWK for each MSSN share Assume/Refinance ~ $170 MM of Mission debt $130 MM High Yield - 9 7/8% Senior Notes Due 2011 $25 MM Term B $15 MM Revolver Major Mission shareholders holding ~34% have agreed to vote for the deal Board expands to nine, Mission to nominate two new members Closing expected during third quarter 2005 SEC dependent Customary closing conditions

Great Assets in a New E&P Company... Pro Forma 1 Pro forma 70% operated excluding MSSN's legacy Permian non-operated units

Total 2005 Pro Forma CAPEX Budget by Region ($MM) Meaningful exposure to upside potential Multi-year drilling program Excellent regional distribution Total 2005 Pro Forma CAPEX Budget by Type .... With an Aggressive, Balanced Drilling Program

Pro Forma Outlook for 2005 1 1 These estimates are pro forma as if the Mission acquisition had occurred January 1, 2005. In this initial view, no post-merger activities have been included, such as cost savings synergies, additional acquisitions, or divestments.

Pro Forma Capitalization Revolving Senior Credit Facility $230 million expected borrowing base for combined company Projected liquidity at closing of $35 million Second Lien Facility (existing HAWK) - $50 million Term B Facility (existing MSSN) - $25 million Subordinated Convertible Note (existing HAWK) $35 million, 8% Coupon Converts May 2006 High Yield (existing MSSN) $130 million, 9-7/8% fixed 2011 maturity High Yield (new issue) $125 - $150 million 7 year notes Debt / Total Capitalization @ closing ~51%1 1 Excludes $35 million Subordinated Note

Pro Forma Hedging Overview The Company will continue to evaluate opportunities to hedge production. Market conditions and financial objectives are major components of this evaluation. Generally, the Company expects to maintain commodity price protection on up to 70% of expected future production.

Pro Forma Ownership Summary

HAWK + MSSN Assets = Quality and Opportunity Brings South Texas / Gulf Coast to the forefront of drilling program Significant upside with lower F&D cost Transforms the Permian Basin into a key operating area Long-lived, stable assets Creates competition within capital budget Numerous high-quality projects in Arkoma, South Texas and South Louisiana Increases inventory of 3-D seismic-evaluated prospects Adds over 650 identified drilling locations (200 proved) Quality proved reserve base

Petrohawk Current Drilling Highlights Guerra "C"-3 (La Reforma Field, Starr County, Texas) Drilled in 2004; multiple stage fracture stimulations performed in Lower Vicksburg 1st quarter 2005 Production at 6.7 MMcfe/d 19.5% net revenue interest owned Guerra "D"-3 (La Reforma Field, Starr County, Texas) Drilled in 2004; last stages of fracture stimulation performed in Lower Vicksburg 1st quarter 2005 Production at 3.1 MMcfe/d 56.0% net revenue interest owned Guerra "D"-4 (La Reforma Field, Starr County, Texas) Drilled and completed in 1st quarter 2005; multiple stage fracture stimulations in Lower Vicksburg Production at 7.2 MMcfe/d 19.5% net revenue interest owned #45 Alliance Trust (Gueydan Field, Vermilion Parish, Louisiana) Exploratory well; drilled to a total depth of 3800' in January Logged approximately 135' of net pay in three separate sands at depths of 2220', 2380' and 2660' Lowermost sand, termed the 2700' Sand, put on production in March at a rate of 275 Boe/d 82% net revenue interest owned

Petrohawk Current Drilling Highlights #4 Cleopatra (Nabors Field, Starr County, Texas) Tested at a rate of 3.8 MMcfe/d following most recent frac Additional fracture stimulation planned 81% net revenue interest owned East Texas Cotton Valley Sand Three wells drilled in 1st quarter of 2005 Rosa Jones "A"-6 - initial fracture stimulation and flow tested at a rate of 1.2 MMcfe/d #2 Robertson, Bartlett Bailey #6, as well as the other zones in the Rosa Jones well, awaiting fracture stimulation Between 76% and 80% net revenue interest owned in the wells Samson #7 Schlaeben (Los Indios Field, Hidalgo County, Texas) Exploratory well; drilled to a total depth of 5007' during 1st quarter Completed in Frio from 4144-62', flowed at a rate of 1.4 MMcfe/d 9% net revenue interest owned; success of amplitude supported prospect could lead to drilling of similar prospects in the field where Petrohawk owns a significantly higher interest.

Mission Current Drilling Highlights #2 Weise (Lions Field, Goliad County, Texas) Reached TD of 16,000' on April 6 Began logging operations April 8 Logged six separate Wilcox sands between 13,800' and 15,200' with approximately 140'- 250' of total net pay #1 Buckner Foundation (Lions Field, Goliad County, Texas) Reached TD of 15,300' on April 6 Began logging operations April 8 Logged four separate Wilcox sands between 14,300' and 15,200' with approximately 120-180' of total net pay #1 Simmons (Lions Field, Goliad County, Texas) Drilling ahead at 11,140' toward anticipated TD of 15,500' Logged pay in Upper Wilcox J sand and Lower Holt sands #1 LeDoux (North Leroy Field, Vermilion Parish, Louisiana) Logged well April 5 with log characteristics considerably better than offset well with 5.0 BCFE EUR Well should be completed and on production within 3 weeks

Mission Current Drilling Highlights #1 Dehnert (Lions Field, Goliad County, Texas) Fraced well April 5 Flow rate April 6 of 4.9 MMcfe/d gross and 1.2 MMcfe/d net #1 Isles (Argo Propsect, Jefferson County, Texas) Tested Lower Yegua April 1 Flow rate 8.2 MMcfe/d gross and 4.0 MMcfe/d net High Island 553A #4 (Offshore Texas, GOM) Completed April 3 Flow rate 5 MMcfe/d gross and 1.5 MMcfe/d net Anticipate 1st sales late summer

South Texas

At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas
Production as of 4/9/05

- **64 Bcfe**
  - **58% Proved Developed**
  - **16% Current Daily Production**
- **27 PUD locations**
- **Upside Potential**
  - **Petrohawk**
    - La Reforma and Los Indios Fields, South Texas: Vicksburg exploitation and exploration
    - Dry Hollow Field, Middle Texas Gulf Coast: Wilcox exploitation
    - Heard Ranch, South Texas: Frio exploitation
  - **Mission**
    - Lions, Andromeda, Provident City and Brushy Creek Prospects, Middle Texas Gulf Coast: Wilcox exploitation and exploration
    - Argo Prospect, Jefferson County, Tx.: Yegua exploitation and exploration
    - Heavyweight Prospect, Matagorda County, Tx: Frio exploration
- **2005 CAPEX: $39 MM**
  - **27% of total budget**


20.5 Mmcfe/d
current production

26

South Texas - La Reforma Field Successfully drilled two Probable and one PUD locations since July 2004 Anticipate drilling five additional wells during the balance of 2005

South Texas - La Reforma Field Guerra C-3: Example of directional drilling in Vicksburg sands, La Reforma Field Current Production 6.7 Mmcfe/day

Gulf Coast 51.1 Mmcfe/d current production 93 Bcfe 69% Proved Developed 39% Current Daily Production 34 PUD locations Upside Potential Petrohawk Gueydan Field, Vermilion Parish, La.: Shallow (2500-3000'), Intermediate (8000- 10,000') and Deep (14,000-16,000') exploitation and exploration Breton Sound/Chandeleur Sound, Plaquemines Parish, La: Geopressured Cris I and Tex W amplitude exploration Mission North Leroy, Vermilion Parish, La: Geopressured Marg Howei exploitation and exploration West Lake Verret, St. Martin Parish, La.: Shallow (5000-7000') oil exploitation Gulf of Mexico: Multiple exploitation and exploration opportunities 2005 CAPEX: $41 MM 29% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Gulf Coast - Gueydan Field Current Drill Planned Drill

Permian 191 Bcfe 82% Proved Developed 25% Current Daily Production 117 PUD locations Upside Potential Waddell Ranch Field, Crane County, Texas: Mission and Petrohawk own approximately 16% WI with over 500 upside opportunities identified TXL Field, Ector County, Texas: Mission owns approximately 20% WI with 20 PUD locations Jalmat, Lea County, New Mexico: Mission owns 95% WI with 55 PUD locations and 91 probable locations 2005 CAPEX: $14 MM 10% of total budget 32.8 Mmcfe/d current production At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

12.8 Mmcfe/d current production Anadarko 53 Bcfe 83% Proved Developed 10% Current Daily Production 18 PUD locations Upside potential: Infill drilling in WEHLU, Oklahoma Co., OK Shale gas play in Texas Panhandle CBM play in Oklahoma Extensive interests owned in Deep Anadarko gas trend Cleveland sand horizontal development opportunities in Texas Panhandle 2005 CAPEX: $17 MM 12% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

3.2 Mmcfe/d current production East Texas / North Louisiana Basin 20 Bcfe 40% Proved Developed 2% Current Daily Production 20 PUD locations Upside potential: Over 5,500 net acres in Cotton Valley play Three new wells drilled in Q4 2004 (two Probable and one PUD) Will maintain operated drilling throughout 2005 2005 CAPEX: $11 MM 8% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

4.5 Mmcfe/d current production Arkoma 19 Bcfe 79% Proved Developed 3% Current Daily Production 11 PUD locations Woodford and Caney Shale gas play in Pittsburg and McIntosh Counties, Oklahoma 80,000 net acres covering large four way flower structure in Scott County, Arkansas 2005 CAPEX: $3 MM 2% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Mission is an accretive transaction for HAWK shareholders Cash flow, production, reserves and NAV per share improvement Adds complementary property and solid upside Property in basins where we have significant technical expertise Substantially hedged Significant drilling program underway Company Building Track Record Significant management investment Privately negotiated acquisitions Divestment Strategy Continual upgrading of property base Hedging program to protect downside Market today provides meaningful protection Capacity to pursue additional opportunities Divestment opportunities to reduce debt and lower unit costs Significant free cash flow Build to sell remains our objective Summary

Petrohawk Corporate Information Independent Reserve Engineers Netherland, Sewell & Associates Corporate Counsel Hinkle Elkouri Law Firm LLC Securities Counsel Thompson & Knight LLP Lead Commercial Bank BNP Paribas Auditor Deloitte Stock Transfer Agent OTR, Inc. State of Incorporation Delaware Website www.petrohawk.com Equity Research Petrie Parkman, Next Generation, FBR, Johnson Rice, Sterne Agee, Ferris Baker Watts, Dahlman Rose Listing NASDAQ: HAWK